
March 9, 2009

Jason Davis, Vice President and Interim CFO
Particle Drilling Technologies, Inc.
5611 Baird Court
Houston, TX 77041

>   **Re: Particle Drilling Technologies, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2008**
>   **Filed December 15, 2008**
>   **File No. 0-30819**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Financial Statements

Note 5 – Intangible Assets

1.   Please provide to us your analysis supporting your conclusion that intangible assets were not impaired at September 30, 2008. Also tell us how you evaluated for impairment at December 31, 2008. Your detailed analysis should include evidence that the carrying amount of your intangible assets does not exceed the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. In this regard, also explain how you are able to determine

that these assets will generate revenues in the future. Please refer to the provisions of SFAS 144.

2.   Please revise your footnote presentation in future filings to include carrying amounts by major intangible asset class. Refer to paragraph 45 of SFAS 142.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief